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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

October 18, 2017

Re:	Fireman B.V. Registration Statement on Form F-1 File No. 333-220962 CIK No. 0001708688 CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comment number 21 contained in the Staff’s letter dated July 20, 2017 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form F-1, originally confidentially submitted on June 23, 2017 (the “Registration Statement”), in connection with the initial public offering of the Company’s common shares (the “Offering”).

The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. References to the Company include InflaRx GmbH, which will become Fireman B.V.’s wholly owned subsidiary upon completion of the corporate reorganization to be completed prior to the closing of the Offering.

Ms. Dorrie Yale

Ms. Erin Jaskot
Division of Corporation Finance

U.S. Securities and Exchange Commission	2	October 18, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

Notes to consolidated financial statements

InflaRx GmbH - Consolidated Financial Statements

Note 13 Share-based payments, page F-19

21.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Historical Fair Value Determination Methodology

For an explanation of how the Company determined the fair value of the common shares underlying its issuances of equity, the Company respectfully refers the Staff to the discussion of its general approach set forth in the Registration Statement in “Note 13. Share-based payments” and “Note 14. Preferred shares” to the Company’s audited consolidated financial statements as of and for the periods ended December 31, 2016 and 2015, as well as “Note 4. Share-based payments” and “Note 5. Preferred shares” to the Company’s unaudited condensed consolidated financial statements as of and for the period ended June 30, 2017.

As there has been no public market for the Company’s common shares to date, the estimated fair value of the common shares has been determined by the Company as of the date of each option grant, with input from management, using a hybrid method which considers the value of the Company as a whole and allocates such value to the common shares and preferred shares under an option pricing model, assuming a probability weighting of two scenarios: an initial public offering or a future sale of the Company.

Various objective and subjective factors that the Company believed were relevant in determining estimated fair value at each grant date, including the recent grant dates in November 2016, March 2017 and July 2017, included:

•	the prices at which the Company sold preferred shares during the relevant period. In July 2016, the Company entered into an investment agreement pursuant to which it sold Series C preferred shares for €656 per share (for an aggregate pre-money valuation of €80 million) (the “Series C Financing”) and the superior rights and preferences of the Company’s preferred shares relative to the common shares at the time of each grant;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidate IFX-1, the commencement of the Company’s Phase IIa study of IFX-1 in patients suffering from Hidradenitis Suppurativa (“HS”) in the first quarter of 2017 and the receipt by the Company of positive interim results in March 2017 and final results in August 2017;

Ms. Dorrie Yale

Ms. Erin Jaskot
Division of Corporation Finance

U.S. Securities and Exchange Commission	3	October 18, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

•	the Company’s stage of development and its business strategy, external market conditions affecting the biotechnology industry, and trends within the biotechnology industry, the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common shares and preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The Company further informs the Staff that on October 12, 2017, the Company entered into an investment and adherence agreement pursuant to which it agreed to sell Series D preferred shares in a private placement to certain U.S. institutional healthcare-specialist investors (the “Series D Financing”) for aggregate gross proceeds to the Company of approximately €25.6 million ($30 million) at a price per Series D preferred share of €927.92, with an implied pre-money valuation of €179 million (approximately $210 million) on a fully diluted basis.

Estimated Offering Price

The Company hereby advises the Staff that the underwriters in the Offering have indicated to the Company that the anticipated offering price to the public of the Company’s common shares in the Offering is expected to be between approximately $[***Redacted***] and $[***Redacted***] per share. Please note that this price range does not reflect the impact of the ratio for the exchange of shares of InflaRx GmbH for shares of the Fireman B.V. in the corporate reorganization, which will have the effect of a forward share split. This price range implies a pre-money valuation for the Company of approximately $[***Redacted***] to $[***Redacted***].

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the actual price range will be within the range stated above (adjusting for the exchange ratio that will be determined in conjunction with the finalizing of the actual price range).

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Ms. Dorrie Yale

Ms. Erin Jaskot
Division of Corporation Finance

U.S. Securities and Exchange Commission	4	October 18, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

Since January 1, 2015, the Company has issued the following equity awards to its directors, executive officers and employees in the form of options. The Company has not issued any options since July 2017.

Period	Number of options granted	Exercise price per share	Fair value per common share
November 2016	11,223	€656.00	€431.00
November 2016	484	€1.00	€431.00
March 2017	3,380	€656.00	€831.00
July 2017	150	€656.00	€831.00

Based on the hybrid method described above for determining fair value of the common shares, the Company determined that the fair value per common share in November 2016 was €431, based on a fair value per common share of €[***Redacted***] for the initial public offering scenario (weighted at [***Redacted***]%) and a fair value per common share of €[***Redacted***] for the Company sale exit scenario (weighted at [***Redacted***]%). In March and July 2017, the Company determined that the fair value per common share was €831, based on a fair value per common share of €[***Redacted***] for the initial public offering scenario (weighted at [***Redacted***]%), a fair value per common share of €[***Redacted***] for the Company sale scenario (weighted at [***Redacted***]%) and a discount factor of [***Redacted***] calculated using a risk adjusted discount rate of [***Redacted***]%, based on the weighted average cost of capital for other private companies in similar stages of development, and a discounting term of [***Redacted***] years.

With respect to the Staff’s request for the reasons explaining the difference between the estimated offering price and recent valuations of the Company’s common shares, the Company believes that the differences in value reflected between the estimated price range for the Offering and the fair value per share for each of the periods set forth in the table above were primarily the result of the following factors and circumstances:

•	The Company entered into the Series C Financing in July 2016. The option awards granted in November 2016 have exercise prices of €656 for grants issued under the Company’s 2016 Stock Option Plan and €1 per common share for other share-based awards issued without any performance or vesting conditions, reflecting the price per preferred share issued and sold in the Series C Financing and reflecting the Company’s intention to provide share-based awards to certain of its executive officers that are designed to simulate a cash bonus, respectively.

•	The Company commenced its Phase IIa study of IFX-1 in patients with HS in the first quarter of 2017 and first received positive interim results from such trial in March 2017 and positive final results in August 2017. Accordingly, options granted in March 2017 and July 2017 have an exercise price of €656 per common share, reflecting the price per preferred share issued and sold in the Series C Financing, and the fair value per share was €831, reflecting the positive development with respect to the Company’s Phase IIa study of IFX-1 in patients with HS.

Ms. Dorrie Yale

Ms. Erin Jaskot
Division of Corporation Finance

U.S. Securities and Exchange Commission	5	October 18, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

•	The Company engaged underwriters in April 2017 in connection with the Offering and submitted a confidential draft registration statement to the Commission in June 2017. Thereafter, the Company commenced testing-the-waters meetings with potential investors in which the Company received favorable feedback and as a result of which the Company elected to continue to pursue the Offering. In October 2017, the Company publicly filed the Registration Statement with the Commission to position itself for the anticipated launch of the Offering.

•	The Company anticipates participating in a pre-IND meeting for IFX-1 with the U.S. Food and Drug Administration in late October 2017.

•	The Company entered into the agreement for the Series D Financing with prominent U.S. institutional healthcare-specialist investors on October 12, 2017.

•	The Offering is expected to create liquidity, and the estimated price range assumes that an initial public offering has occurred, a public market for the Company’s common shares has been created and the Company’s preferred shares have converted into common shares in connection with the offering. The estimated price range excludes any marketability or illiquidity discount for the Company’s common shares.

•	The Company expects to accrue significant benefits as a result of becoming publicly traded through the Offering, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an improved ability to raise equity and debt capital going forward, including from the public equity and debt markets, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and complete strategic transactions.

•	The Company’s currently outstanding preferred shares have economic rights and preferences superior to the Company’s common shares, in particular, a liquidation preference with a dividend rate of 6% or 8% per annum, depending on the series of preferred shares. The estimated price range assumes the exchange of the Company’s preferred shares for common shares in the corporate reorganization and the corresponding elimination of such superior economic rights and preferences.

•	The estimated price range for the Offering is based only upon a scenario in which the Company completes the Offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common shares in connection with its option grants, which considered multiple potential outcomes, thus resulting in a lower value of the Company’s common shares than the estimated price range for the Offering.

•	As is the case for the biotechnology industry where the value of clinical-stage companies oftentimes depends on their ability or perceived ability to execute on their business plans, including obtaining regulatory approval of their product candidates, rather than quantitative results of operations, the Company believes that

Ms. Dorrie Yale

Ms. Erin Jaskot
Division of Corporation Finance

U.S. Securities and Exchange Commission	6	October 18, 2017

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Fireman B.V.

the price that investors are willing to pay for the Company’s common shares in the Offering may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer Fireman B.V.